April 17, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

CONFIDENTIAL TREATMENT REQUESTED BY CORINTHIAN COLLEGES, INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Re:	Corinthian Colleges, Inc.

Form 10-K/A for the fiscal year ended June 30, 2006

Filed November 28, 2006

File No. 0-25283

Ladies and Gentlemen:

Set forth below are the responses of Corinthian Colleges, Inc. (“Corinthian,” the “Company,” “we,” “us” or words to similar effect) to the staff’s letter to Mr. Jack D. Massimino, dated April 2, 2007. For the convenience of the staff of the Commission, the staff’s comment is set out in bold italicized font immediately preceding our response.

Staff Comment:

Review of Non-Cash Equity Based Compensation

We note your disclosure regarding your adoption of Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). We further note that, pursuant to SAB 108, you corrected errors in your accounting for equity-based compensation by recording a non-cash offsetting cumulative effect adjustment of $5,680,000 within stockholders' equity.

The SAB 108 transition provisions provide for a cumulative effect adjustment of errors determined to be immaterial in prior periods under an issuer’s previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Based on your facts and circumstances, and given the subject matter of the review, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate.

Please provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Please also provide additional detail with respect to the adjustments made to the employee grants after the grant date.

Company Response:

In mid-June 2006, the Company began a comprehensive internal review of its historic stock option practices. On July 7, 2006, the Company’s Board of Directors established a special committee (the “Special Committee”) of independent Board members to conduct an investigation of the Company’s historic stock option practices dating back to the Company’s initial public offering in 1999.

Confidential Treatment Requested by Corinthian Colleges, Inc. pursuant to C.F.R. Section 200.83

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In November 2006, the Special Committee presented its report to the Company’s Board of Directors, in which it reported that it had found no evidence of fraud or willful misconduct in regards to the Company’s historic stock option grant practices.

Based on the Company’s internal review and the Special Committee’s investigation and findings, the Company determined that it had unrecorded non-cash equity-based compensation charges associated with certain of its historic stock option grants. The Company determined that these accounting errors were immaterial to its financial statements in each of the periods to which such charges would have related (fiscal years 2000 through 2005). The largest of these errors were unrecorded charges relating to broad-based option grants during fiscal years 2001 and 2002 where the Company determined that the appropriate measurement date for accounting purposes differed from the measurement date used by the Company. On four occasions during those two fiscal years, the Company’s Board or Compensation Committee, as applicable, approved stock option grants to be made within thirty days following the Board or Committee meeting. In each of those cases, the grants were made at the low closing price of the Company's common stock during the applicable thirty day period, and the Company and the Special Committee concluded that each of those grant dates were selected with the benefit of hindsight. For purposes of computing the intrinsic value of those grants, the Company has determined the appropriate measurement date was the end of the applicable thirty day period. The aggregate unrecorded compensation expense through June 30, 2005 associated with the intrinsic value of these options was approximately $5.4 million (on an after-tax basis, and after giving effect to employment taxes and unvested options forfeited by employees upon termination of their employment), which should have been amortized over the four year vesting period for those options.

In addition, the Company also identified several other occasions where the original grant date differed from the appropriate measurement date as a result of contingencies, errors, administrative delays or discrepancies. The aggregate unrecorded compensation expense through June 30, 2005 associated with the intrinsic value of those options is approximately $0.3 million (on an after-tax, employment tax and forfeiture basis), which also should have been amortized over the four year vesting period for those options.

In total, the unrecorded compensation expense and related tax liabilities associated with the use of incorrect measurement dates from fiscal 2001 through fiscal 2005 was approximately $5.7 million, net of taxes.

The Company adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements” (“SAB 108”). In accordance with the transition provisions of SAB 108, the Company included the cumulative effect of the additional non-cash stock option compensation expense from the fiscal years ended June 30, 2001 to 2005 as an entry to the beginning retained earnings balance at July 1, 2005. The Company also recorded an expense of $0.5 million, net of taxes, for the fourth quarter of the fiscal year ended June 30, 2006 consisting of equity-based compensation charges and related employment taxes, net of income taxes.

[PARAGRAPH REDACTED — CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO FOIA RULE 83]1

Summary of SAB 99 Analysis

Although technically incorrect, an error in the historic financial statements of a company may not require correction if the error is “immaterial.” According to Staff Accounting Bulletin 99 (“SAB 99”), “[e]ach Statement of Financial Accounting Standards adopted by the Financial Accounting Standards Board (“FASB”) states, ‘The provisions of this Statement need not be applied to immaterial items.’” SAB 99 goes on to say:

The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all other

[1]	[FOOTNOTE REDACTED — CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO FOIA RULE 83]

Confidential Treatment Requested by Corinthian Colleges, Inc. pursuant to C.F.R. Section 200.83

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relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.

Rather, SAB 99 cites FASB, Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information (“Concepts Statement No. 2”), for the proposition that:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Under these principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that a Company’s financial management must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.

According to Staff Accounting Bulletin 99, “[a]mong the considerations that may well render material a quantitatively small misstatement of a financial statement item are the following:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	Whether the misstatement masks a change in earnings or other trends

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	Whether the misstatement changes a loss into income or vice versa

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations and profitability

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•	Whether the misstatement has the effect of increasing management’s compensation – for example, satisfying requirements for the award of bonuses or other forms of incentive compensation

•	Whether the misstatement involves the concealment of an unlawful transaction.”

Confidential Treatment Requested by Corinthian Colleges, Inc. pursuant to C.F.R. Section 200.83

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Accordingly, in evaluating whether the Company’s historic option granting practices resulted in accounting misstatements which were “material,” the Company considered both: (i) whether the intrinsic value derived by computing the difference between the Company’s quoted stock price as of the “measurement date” and the exercise price of the options was quantitatively material, and (ii) whether the omission or misstatement was qualitatively material.

Analysis

Quantitative Materiality

From a quantitative perspective, the Company notes that compensation expense (after tax effect), computed as the difference between the quoted price on the “measurement date” for each grant and the exercise price of each grant, would reduce net income by no more than 3.14% in any of the affected fiscal years and approximately 2.07% on a cumulative basis for all the affected years. The cumulative impact, net of tax, is approximately 1.54% of total shareholders’ equity and is immaterial. The Company has included in Note 2 to the audited financial statements in its Report on Form 10-K/A an analysis of how such additional non-cash compensation expense would have impacted results of operations for each of the affected fiscal years. However, the cumulative compensation expense as a percentage of net income for the fiscal year ended June 30, 2006 would have been approximately 14%, and would have been considered material. As such, a charge to fiscal year 2006 fourth quarter would have caused the financial statements for the fiscal year 2006 to be materially misstated. Accordingly, the Company early adopted Staff Accounting Bulletin No. 108, which permitted the recording of compensation expense inappropriately omitted from the financial statements for periods prior to the fiscal year ended June 30, 2006 at the beginning of that fiscal year, with an offsetting adjustment made to the opening balance of retained earnings for that year. See “Conclusion,” below, for further discussion.

Qualitative Materiality

With respect to the qualitative factors to be considered for purposes of determining materiality, the Company’s assessment was as follows:

•

The misstatement arose from items that arguably would have been capable of reasonably precise measurement; however, the misstatement was attributable to a misinterpretation of the technical definition of “measurement date” as defined by APB 25.

•	The misstatement does not mask a change in earnings or other trends because the amount of compensation expense would have been quantitatively small and uniformly spread over several fiscal years.

•

The misstatement does not hide a failure to meet analysts’ consensus expectations for the enterprise. The Company has reviewed its quarterly earnings per share results during fiscal years 2001 through 2005. Although in several quarters the Company’s earnings per share would have been reduced by $0.01 (due solely to the effects of rounding, since in no period was the total expense equal to a full $0.01 per share), in each of those periods the Company exceeded analysts’ consensus expectations in effect immediately prior to the Company’s earnings announcements by at least $0.01 per share. Therefore, even with the expense, the Company would have met analysts’ consensus expectations.

Moreover, since the Company was unaware of the need to incur the equity-based compensation expense at all, it could not have been a consideration in the Company’s evaluation of whether it was likely to meet analysts’ consensus expectations in any quarter. The Company’s analysts, like the Company itself, assumed no compensation expense related to the grant of employee stock options in determining earnings estimates for the Company. The Company believes that if the Company had understood its practices would result in compensation expense, it would have provided forward-looking guidance about the expected expense to the investing public, which likely would have been incorporated into analysts’ estimates.

Confidential Treatment Requested by Corinthian Colleges, Inc. pursuant to C.F.R. Section 200.83

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•	The misstatement does not change a loss into income or vice versa. In all periods the Company had significant income even after taking into account the assumed equity compensation expense.

•

The misstatement does not concern a segment or other portion of the business that has been identified as playing a significant role in the Company’s operations and profitability because the Company only operates in one segment.

•

The only regulatory requirement which the Company believes could potentially be impacted by additional compensation expense is the “Composite Score” of financial responsibility calculated for the U.S. Department of Education. While the additional expense would have reduced the Company’s Composite Score slightly in fiscal 2003 and 2004 (from 2.60 to 2.31, and from 2.07 to 1.77, respectively), in each case the Company’s Composite Score would still have been above the minimum 1.5 score required for unconditional approval. The additional non-cash equity-based compensation expense would have had no effect on the Composite Score in fiscal years 2001, 2002, 2005 and 2006. The Company is unaware of any other regulatory requirements, other than those pertaining to the Company's financial reporting and tax obligations that may have been affected by a failure to include this equity compensation expense in our financial statements.

•

The misstatement does not affect compliance with loan covenants or other contractual requirements. Since July 1, 2002, the Company has had a credit facility with a syndicate of banks led by Bank of America. The Company’s financial covenants in those credit facilities have excluded certain non-cash expenses such as non-cash stock compensation expense. Accordingly, requirements with loan covenants would not have been affected.

•

The grant of options at an exercise price below the quoted market price of the Company's common stock on the “measurement date” (as defined by APB 25) would have had the effect of increasing the compensation of all Company employees, including management, who received such options, provided the employees remained at the Company through the vesting period and the stock price remained above the exercise price.

With respect to bonus compensation, Company management had bonus agreements that differed in several material respects. However, to the extent that those bonus plans contained common financial performance metrics such as growth in revenues and net income, the Company believes that if it had recorded the equity compensation expense amounts shown in Note 2 of the Company’s audited financial statements included in its Report on Form 10-K/A, certain management bonuses would have been reduced by approximately 3.3 percent in the fiscal year ended June 30, 2002 (all other things being equal). In other fiscal years, the Company does not believe that management bonuses would have been affected for one of two reasons, either (i) even after including the equity compensation expense amounts shown in Note 2 of the Company’s audited financial statements included in its Report on Form 10-K/A, the portion of management bonuses related to net income would have still exceeded the cap on bonuses related to that item (this was the case for the fiscal years ending June 30, 2001 and 2003), or (ii) management did not earn bonuses under formal bonus plans and bonus payments, if any, were entirely discretionary on the part of the Company’s board of directors (this was the case in fiscal years ending June 30, 2004 and 2005).

Moreover, the Company is unaware of any facts indicating that the Company's failure to record an equity compensation expense was related in any way to satisfying requirements for the award of bonuses, and the Special Committee found no evidence of fraud or

Confidential Treatment Requested by Corinthian Colleges, Inc. pursuant to C.F.R. Section 200.83

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willful misconduct in the Company’s past stock option grants. Rather, the Company believes that the failure to record such an expense resulted from a failure to understand the precise application of the “measurement date” concept as used in APB 25.

•

Based on the Company’s review of stock option grant documentation and the report of the Special Committee, the Company is unaware of any facts indicating that its personnel believed that the Company's failure to record an equity compensation expense was an “unlawful transaction,” or involved concealment of any “unlawful transaction.” Company management has, with the assistance of its regular outside counsel, reviewed the documentation regarding its equity compensation grants. In this review, management has not identified any fraudulent or willful misconduct by Company employees related to these practices. Additionally, the Special Committee’s report to the Board is consistent with this conclusion.

In summary, the misstatement was not due to an intention to deceive the public or the Company’s independent auditors. There are no indications that the misstatement was intentional. Based on the foregoing factors, the Company believes that its failure to record non-cash equity based compensation expense in past fiscal years was not, on balance, qualitatively material.

Conclusion

Based on the facts and circumstances identified above, management determined to early adopt SAB 108. In accordance with the transition provisions of SAB 108, the cumulative effect of the additional non-cash stock option compensation expense from 2001 to 2005 was included as an entry to the beginning retained earnings balance at July 1, 2005. The Company also recorded an expense of $0.5 million, net of taxes, for the fourth quarter of the fiscal year ended June 30, 2006 consisting of equity-based compensation charges and related employment taxes, net of income taxes.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that Corinthian may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (714) 427-3000, ext. 621, with any questions regarding this letter.

Very truly yours,

/s/ Robert C. Owen
Robert C. Owen
Senior Vice President and
Chief Accounting Officer

cc:	Mr. Jack Massimino
Mr. Kenneth Ord
Stan A. Mortensen, Esq.
Ms. Sally Anderson, Ernst & Young LLP
Robert Plesnarski, O’Melveny & Myers LLP
Andor Terner, O’Melveny & Myers LLP